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18001711

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2018
Washington DC
415

SEC FILE NUMBER
8-11988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MM iGlobal, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Wall Street, Suite 805
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hinman Au, CEO — 646-8680966
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Osward, LLC
(Name – *if individual, state last, first, middle name*)

2571 Baglyos Circle, Suite B20	Bethehem	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hinman Au, CEO, ________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MM iGlobal, Inc. ________________, as of December 31 ________________, 20 17 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

____

____

Signature 2.27.18

Hinman Au, CEO

Title

CHING YEE MOOI LEE
Notary Public, State of New York
No. 01MO6079039
Qualified in New York County
Commission Expires August 12, 2018

Notary Public

State of New York
County of New York
Sworn to before me this
27 day of February, 20 18.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of MM iGlobal, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MM iGlobal, Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of MM iGlobal, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of MM iGlobal, Inc.'s management. Our responsibility is to express an opinion on MM iGlobal, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MM iGlobal, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as MM iGlobal, Inc.'s auditor since 2017.

Bethlehem, Pennsylvania

February 26, 2018

MM IGLOBAL, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$ 68,683
ETC Deposit Account	18,347
Prepaid expenses	2,218
Total Assets	$ 89,248

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 14,017
Total Liabilities	$ 14,017
Contingencies	
Stockholder's Equity:	
Common stock, no par value, 1,000 shares authorized, 500 shares issued and outstanding	1,000
Paid in Capital	746,933
Accumulated (deficit)	(672,702)
Total Stockholder's Equity	75,231
Total Liabilities and Stockholder's Equity	$ 89,248

See Independent Accountants' Report and Accompanying Notes

MM IGLOBAL, INC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues:	
Commissions	$ 335
Other income	23
Total Revenue	358
Expenses:	
Salaries & wages	167,485
Clearing Charges	8,115
Rents	24,000
Insurance	468
Payroll taxes	13,529
Office supplies and expenses	13,617
Telephone Computer and Internet Expenses	11,046
Regulatory fees	2,438
Legal & Professional Fee	8,661
State and local income taxes	57
Meals and Entertainment	14,626
Total Expenses	264,042
Net Loss	$ (263,684)

See Independent Accountants' Report and Accompanying Notes

MM IGLOBAL, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash Flows (Used) by Operating Activities:	
Net Loss	$ (263,684)
Adjustment to reconcile net loss to net cash (used) by operating activities:	
Changes in operating assets and liabilities:	
Decrease in loan receivables	9,957
Decrease in prepaid expense	2,872
(Increase) in ETC Deposit Account	(18,347)
Inecrease in accounts payable and accrued expenses	8,370
(Decrease) in loan payable	(157,010)
Net Cash (Used) by Operating Activities	(417,842)
Cash Flows from Investing Activities:	-
Cash Flows from Financing Activities:	
Stockholder Capital Contributions	327,053
Net Cash Provided by Financing Activities	327,053
Net (Decrease) In Cash	(90,789)
Cash, January 1, 2017	159,472
Cash, December 31, 2017	$ 68,683
Non-Cash Financing Acitvities	
Capitalized loans payable/receivable	$ 147,053
Total Non-Cash Financing Activities	$ 147,053

See Independent Accountants' Report and Accompanying Notes

MM IGLOBAL, INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock	Paid in capital	Accumulated (deficit)	Total Stockholder's Equity
Balance, January 1, 2017	$ 1,000	$ 419,880	$ (409,018)	$ 11,862
Net Loss	-	-	(263,684)	(263,684)
Stockholder Capital Contributions	-	327,053	-	327,053
Balance, December 31, 2017	$ 1,000	$ 746,933	$ (672,702)	$ 75,231

See Independent Accountants' Report and Accompanying Notes

MM IGLOBAL, INC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

1. ORGANIZATION AND NATURE OF BUSINESS

MM iGlobal, Inc (the "Company") is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp. (SIPC).

The Company has adopted December 31 as its year end and during the year of 2017, the Company is engaged in a single line of business as a securities broker-dealer. The company clears all of its transactions through a security broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses another security firm for clearing.

The Company was incorporated in the State of Illinois on September 25, 1997 as Feil Daily Investment Co. The name was changed to Whitewood Group, Inc. during 2011. MMBD Trading Limited increased its ownership percentage to 100% in August 2017. The Company's Continuing Membership Application was approved by FINRA to operate as a broker-dealer in August 2017 and changed its name to MM iGlobal, Inc. in November 2017 pursuant to the ownership change.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

The company was waiting for its Continuing Membership Application (CMA) approval from FINRA to operate as a broker dealer and generated no revenue before August 2017.

The Company earns its revenues from commissions for agency transactions and for risk-less principal transactions; income is earned from mark-ups and mark downs. The transactions are recorded on a trade date basis. The Company generated almost no revenue for the year ended December 31, 2017 and recorded revenue was generated solely for testing purposes.

Cash and Cash Equivalents

The company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2017, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature,

are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2017 the Company had net capital of $73,013 which was $68,013 in excess of the amount required.

4. RENT

The Company subleases its office facility at 2 Wall Street, in New York City. The previous rent agreement expired on 07/24/2017. An extended agreement was signed on 07/25/2017 for a one-year period with monthly rent of $2,000.

5. INCOME TAXES

The company is subject to Federal, State, and Local income taxes on its net income. The company, however, had a loss for the year ending December 31, 2017 and, as a result, paid no income taxes.

The company has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

As of December 31, 2017, the company had a Federal income tax Net Operating Loss (NOL) carry forward of $528,735. This NOL carry forward will expire on various dates from 2034 to 2037. Management believes that it is more likely than not that the benefit from this NOL carry forward will not be realized. Consiquently, a valuation allowance of 100% was applied against the deferred tax asset related to these NOL carry forward.

Taxable years ended December 31, 2013 through present are subject to IRS and other jurisdiction tax examinations.

6. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2018, the date on which these financial statements were available to be issued.

MM IGLOBAL, INC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

NET CAPITAL:		
Total stockholder's equity	$	75,231
Deductions and/or charges:		
Non-allowable assets:		(2,218)
Net capital before haircuts on securities positions		73,013
Haircuts on securities positions		-
Undue concentration		-
Net Capital	$	73,013
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	14,017
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	934
Minimum net capital required	$	5,000
Excess net capital	$	68,013
Net capital less greater of 10% of total AI or 120% of min. net capital	$	67,013
Ratio of aggregate indebtedness to net capital is		0.19

The above computation does not materially differ from the December 31, 2017 unaudited computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA :

Net Capital per December 31, 2017 Focus Filing	$	73,013
Audit Adjustments		
Net Capital post audit adjustments	$	73,013

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of MM iGlobal, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Under Rule 17a-5(d), in which (1) MM iGlobal, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which MM iGlobal, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (exemption provisions) and (2) MM iGlobal, Inc. stated that MM iGlobal, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. MM iGlobal, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MM iGlobal, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

Bethlehem, Pennsylvania

February 26, 2018

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
59 West End Avenue • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

MM iGlobal

MM iGlobal, Inc
2 Wall Street, Suite 805
New York, NY 10005
646-868-0966
Member FINRA/SIPC

Rule 15c3-3 Exemption Report

MM iGlobal, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims exemption from 17 C.F.R 240.15c3-3 under the following provisions of 17 C.F.R 240.15c3-3(k):(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R 240.15c3-3(k):(2)(ii) throughout the most recent fiscal year without exception.

I, Hinman Au, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________

Title: CEO

February 26, 2018

MM iGlobal, Inc.

(SEC I.D. No. 8-11988)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2017

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

REVIEW REPORT REGARDING EXEMPTION PROVISIONS